EXHIBIT (a)(1)(K)

Subject: Pending Confirmation Notice Letters

To: Skyworks Employees

Please be advised that the Exchange Offer under the Employee Stock Option Exchange Program expired on July 1, 2003 at 5:00 p.m. Eastern Daylight Saving Time as expected. If you elected to participate in the Employee Stock Option Exchange Program, you will receive a confirmation notice on or about July 23, 2003. The confirmation notice will be mailed to your home address or, if you are an employee located outside the United States, to your local Human Resources Manager for distribution. If you do not receive a confirmation notice by this date, please contact Stock Administration at (781) 376- 3260.

Stock Administration
[Insert contact information here]